02019305

8/23/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-301-27679~~ 8-21849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED AUG 19 2002 WASH. D.C. SECTION

REPORT FOR THE PERIOD BEGINNING 07-01-01 (MM/DD/YY) AND ENDING 06-30-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alpen Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7350 SW 187th Place
(No. and Street)

Aloha (City) Oregon (State) 97007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Brundage (503) 221-0045
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name — *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800 (Address) Portland, (City) Oregon (State) 97204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 8/25

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger Brundage, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpen Securities, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
DONA J. WILEY
NOTARY PUBLIC-OREGON
COMMISSION NO. 325537
MY COMMISSION EXPIRES SEPT. 21, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of operations.
- ☒ (d) Statement of Changes in cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEFFEN
MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

Independent Auditors' Report

Board of Directors
Alpen Securities, Inc.
Portland, Oregon

We have audited the accompanying statement of financial condition of Alpen Securities, Inc. as of June 30, 2002, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpen Securities, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Geffen, Mesher & Company, P.C.

July 16, 2002

888 S.W. FIFTH AVENUE, SUITE 800 • PORTLAND, OREGON 97204 • TELEPHONE: (503) 221-0141 • (800) 819-0141 • FAX: (503) 227-7924

ALPEN SECURITIES, INC.

FORM X-17A-5 PART IIA OF THE
FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION
STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS	
Cash and cash equivalents	$ 25,222
Receivable from clearing organization	25,892
Contract income receivable	2,588
Investments	68,280
Prepaid expenses	47
Furniture and equipment, net of accumulated depreciation of $33,506	6,541
	$ 128,570
LIABILITIES AND SHAREHOLDERS' EQUITY	
Accrued expenses	$ 4,857
Deferred tax liability	6,683
Total liabilities	11,540
Commitments	
Shareholders' equity	
Common stock, no par value; 500 shares authorized, 20 shares issued and outstanding	6,667
Retained earnings	110,363
Total shareholders' equity	117,030
	$ 128,570

See notes to financial statements

ALPEN SECURITIES, INC.

FORM X-17A-5 PART IIA OF THE
FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION
STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2002

Income	
Securities commissions	$ 48,031
Mutual fund commissions	78,280
Consulting fees	23,631
Net investment gain	21,588
Interest and dividend income	594
	172,124
Expenses	
Wages	102,100
Payroll taxes	8,860
Employee benefits	8,561
Commissions	11,814
Depreciation	4,823
Dues and subscriptions	930
Licenses and taxes	150
Miscellaneous	5,223
Professional fees	7,080
Regulatory fees	866
Advertising	498
Supplies and postage	1,727
Telephone	5,275
Travel and entertainment	4,066
	161,973
Income before income taxes	10,151
Income taxes	
Deferred	4,262
	4,262
Net income	$ 5,889

ALPEN SECURITIES, INC.

FORM X-17A-5 PART IIA OF THE
FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2002

	Common stock		Retained
	Shares outstanding	Amount	earnings
Balances at July 1, 2001	20	$ 6,667	$ 104,474
Net income			5,889
Balances at June 30, 2002	20	$ 6,667	$ 110,363

See notes to financial statements

ALPEN SECURITIES, INC.

FORM X-17A-5 PART IIA OF THE
FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION
STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2002

Cash flows from operating activities	
Net income	$ 5,889
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	4,823
Change in operating assets and liabilities	
Receivable from clearing organization	4,899
Contract income receivable	59
Investments	(21,588)
Prepaid expenses	1,946
Accrued expenses	2,417
Deferred tax asset/liability	4,262
Total adjustments	(3,182)
Net cash provided by operating activities	2,707
Cash flows from investing activity	
Purchases of furniture and equipment	(460)
Net cash used in investing activities	(460)
Net increase in cash and cash equivalents	2,247
Cash and cash equivalents at beginning of year	22,975
Cash and cash equivalents at end of year	$ 25,222

See notes to financial statements

YEAR ENDED JUNE 30, 2002

1. Line of business and significant accounting policies

Line of business
Operations consist primarily of executing the purchases and sales of securities for the accounts of customers and performing securities related consulting activities.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions
Security transactions and related commission revenue and expense are recorded on a settlement date basis. Differences between trade date and settlement date, if any, are not significant.

Concentration of credit risk
The Company maintains a receivable from its carrying broker. The receivable is collateralized by securities.

The Company bills at the completion of its consulting projects. Projects billed and completed at year end are classified as other receivables. Management has determined that an allowance for doubtful accounts is not required for these receivables.

The Company has cash in the form of deposits which may exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit related losses.

Cash and cash equivalents
Cash and cash equivalents are stated at cost, which approximates market value. The Company considers highly liquid investments, with an original maturity date to the Company of three months or less, to be cash equivalents.

Investments
Investments are securities valued at market value. Unrealized gains or losses on investments are included in results of operations.

Property and equipment
Property and equipment are stated at cost. Depreciation is computed primarily using an accelerated method over the estimated useful lives of the assets, ranging from five to seven years.

YEAR ENDED JUNE 30, 2002

2. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. As a result, the minimum net capital required is the greater of $5,000 or 1/15th of aggregate indebtedness, as defined. At June 30, 2002, the Company has net capital and required net capital of $93,423 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .05 to 1. Net capital and required net capital may fluctuate on a daily basis.

3. Shareholder agreement

The Company has a shareholder agreement in effect which restricts the transfer of shares of common stock. The agreement provides the Company with the option to purchase the shareholders' interest upon termination of employment, death, disability or normal retirement for an agreed upon purchase price and with specific payment terms.

4. Income taxes

The tax effect of temporary differences, consisting of depreciation and investments valuation, give rise to the deferred tax liability at June 30, 2002. The noncustomary relationship between income before income taxes and income taxes relates to an increase in deferred tax expenses.

ACCOMPANYING INFORMATION

ALPEN SECURITIES, INC.

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I**

AS OF JUNE 30, 2002

Net capital		
Total shareholder's equity		$ 117,030
Less nonallowable assets		
Contract income receivable	$ 2,588	
Prepaid expenses	47	
Furniture and equipment	6,541	
		9,176
Other additions		107,854
Deferred tax liability		6,683
Net capital before haircuts		114,537
Haircuts		21,114
Net capital		$ 93,423
Aggregate indebtedness		
Total liabilities in statement of financial condition		$ 11,540
Less deferred tax liability		6,683
Total aggregate indebtedness		$ 4,857
Ratio of aggregate indebtedness to net capital		.05
Computation of basic net capital requirements		
Minimum net capital required		$ 5,000
Excess net capital		$ 88,423
Excess of capital at 1,000%		$ 92,937

Reconciliation with Company's computation (included in Part IIA of Form X-17a-5 as of June 30, 2002)

Net capital as reported in Company's Part IIA (unaudited)	$ 90,864
Add back for deferred tax liability and other	2,559
	$ 93,423

AS OF JUNE 30, 2002

Exemptive provision
The Company is exempt from Rule 15c3-3 in that the Company does not receive or hold any customer securities or cash.

GEFFEN
MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

Board of Directors
Alpen Securities, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements and supplemental schedules of Alpen Securities, Inc. for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alpen Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

888 S.W. FIFTH AVENUE, SUITE 800 • PORTLAND, OREGON 97204 • TELEPHONE: (503) 221-0141 • (800) 819-0141 • FAX: (503) 227-7924

MEMBER OF DFK INTERNATIONAL - AN AFFILIATION OF ACCOUNTING FIRMS WITH OFFICES IN PRINCIPAL CITIES THROUGHOUT THE WORLD

Board of Directors
Alpen Securities, Inc.
Portland, Oregon

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of June 30, 2002, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Alpen Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Geffen, Mesher & Company, P.C.

July 16, 2002

Alpen Securities, Inc.

Form X-17A-5 Part IIA

of the Focus Report of the

Securities and Exchange Commission

Year Ended June 30, 2002

ALPEN SECURITIES, INC.

FORM X-17A-5 PART IIA OF THE
FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION
TABLE OF CONTENTS

YEAR ENDED JUNE 30, 2002